

Günther Förg (b. 1952–2013)



Seven of Günther Förg's top ten auction records are Spot Paintings, making them his most desirable series in the secondary market.

INVESTMENT THESIS

Initial Offering Price
$611,000

Offering Circular
sec.gov

Similar Sales | Record Price



$1.2m
$1.0m
$0.8m
$0.6m
$0.4m
$0.2m
$0.0m
10
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Price Appreciation of Similar Works
19.7%

Sharpe Ratio (1999-2023)	watch video
Günther Förg	▲1.09
All Art	0.43
S&P 500	0.39

47% Progress

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Günther Förg
(b. 1952–2013)

Why we like this offering

1. The Artwork is characteristic of Günther Förg's Spot Paintings series, the artist's last major body of work and the culmination of his liberated painting practice.
2. Auction records for Spot Paintings similar in scale and style are led by *Untitled* (2007), which is slightly larger than the Painting and sold for $890,410, followed by *Untitled* (2008), which sold for $433,278 at Phillips London on October 3, 2019, and Untitled (2007), which sold for $423,598 (£346,500) at Phillips London on December 8, 2022.
3. Seven of Günther Förg's top ten auction records are Spot Paintings, making them his most desirable series in the secondary market.
4. The series was partially inspired by photographs of Francis Bacon's studio, which illustrate how Bacon cleaned his brushes by wiping excess paint directly onto his walls and door. Förg connected Bacon's cleaning technique to the spots of paint left on the paper or cloth he used when he cleaned his brushes.
5. The Artwork features a variety of short brushstrokes evenly distributed across the white background of a vertical canvas. The palette is warm-toned, predominantly composed of reds and pinks, but also featuring ochre yellow, muted lilac, and shades of gray. The organic spots reveal the variety of paint brushes and pigments used through their variety in shape, size, chroma, and opacity.
6. Günther Förg's Spot Paintings pay homage to the act of painting through visible brush strokes, harmonious color theory, and purely abstract compositions.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2022 Total Auction Sales	2022 Auction Lots Sold	All Time Record Price
$8,641,011	45	$1,427,800

Turnover by Year



8.6M
6.5M
4.3M
2.2M
11 12 13 14 15 16 17 18 19 20 21 22

Lots Auctioned



Sold
Unsold
72
54
36
18
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price	**$611,000**
Offering Circular	sec.gov/edgar

Painting





About Günther Förg

Günther Förg (b. 1952, Füssen, Germany - d. 2013, Freiburg, Germany) was an important German artist who pushed the boundaries of his artistic practice in painting, sculpture, and photography as an exploration of modernism and the avant-garde. In his decades-long artistic career that evolved over the subsequent decades, Förg explored a variety of media and pioneered a cross-disciplinary approach to his practice, with special attention to photography and painting. The organic evolution of his paintings was inspired by a dialogue with various art historical movements, including 20th Century Modernism and Abstract Expressionism.

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GUNTHER
FÖRG

b. 1952 - d. 2013, GERMANY



$611,000
INITIAL OFFERING

19.7%
ANNUAL APPRECIATION OF SIMILAR WORKS[1,2]

11.6%
RECORD PRICE APPRECIATION[3]

19.9%
MEDIAN REPEAT SALE PAIR APPRECIATION[4]

▲1.09
SHARPE RATIO[5]

Acrylic and oil stick on canvas | 59 × 55 in

Günther Förg was a prolific post-war German artist who critically considered the boundaries of Modernism in his painting, sculpture, and photography.

The Artwork is characteristic of Günther Förg's Spot Paintings series, the artist's last major body of work and the culmination of his liberated painting practice. The series was partially inspired by photographs of Francis Bacon's studio, which illustrate how Bacon cleaned his brushes by wiping excess paint directly onto his walls and door. Förg connected Bacon's cleaning technique to the spots of paint left on the paper or cloth he used when he cleaned his brushes. Günther Förg's Spot Paintings pay homage to the act of painting through visible brush strokes, harmonious color theory, and purely abstract compositions. Seven of Günther Förg's top ten auction records are Spot Paintings, making them his most desirable series in the secondary market. The Artwork features a variety of short brushstrokes evenly distributed across the white background of a vertical canvas. The palette is warm-toned, predominantly composed of reds and pinks, but also featuring ochre yellow, muted lilac, and shades of gray. The organic spots reveal the variety of paint brushes and pigments used through their variety in shape, size, chroma, and opacity. Auction records for Spot Paintings similar in scale and style are led by Untitled (2007), which is slightly larger than the Painting and sold for $890,410 (£698,500), followed by Untitled (2008), which sold for $433,278 (£350,000) at Phillips London on October 3, 2019, and Untitled (2007), which sold for $423,598 (£346,500) at Phillips London on December 8, 2022.

The Estate of Günther Förg is exclusively represented by Hauser & Wirth. His works are held in renowned public collections around the world, including the Museum of Modern Art in New York, the San Francisco Museum of Modern Art, the Broad in Los Angeles, the Walker Art Center in Minneapolis, the Tate Modern in London, the Stedelijk Museum in Amsterdam, and the Louisiana Museum of Modern Art in Denmark. In 2018, Förg was the subject of the major retrospective, Günther Förg: A Fragile Beauty, at the Stedelijk Museum in Amsterdam, which also traveled to the Dallas Art Museum. Following their exhibition, the Dallas Museum took the artist's work to the 58th Venice Biennale in 2019. In the wake of his retrospective and inclusion in the Venice Biennale, prices for Förg's work have seen a significant increase; eight of his top ten auction records have been set since January 2019. Günther Förg's top three auction records are led by Untitled (1990), a twenty-two piece installation, which sold for £1,331,250 ($1,726,552) at Christie's London on February 12, 2020, Untitled (2007), a large scale Spot Painting, which sold for $1,220,000 at Sotheby's New York on November 14, 2019, and Sans Titre (2008), another Spot Painting, which sold for €980,000 ($1,161,268) at Christie's Paris on June 30, 2021.

GÜNTHER FÖRG'S TOP THREE AUCTION RECORDS ARE LED BY "UNTITLED" (1990), A TWENTY-TWO PIECE INSTALLATION, WHICH SOLD FOR £1,331,250 ($1,726,552) AT CHRISTIE'S LONDON ON FEBRUARY 12, 2020, FOLLOWED BY "UNTITLED" (2007), A LARGE SCALE SPOT PAINTING, WHICH SOLD FOR $1,220,000 AT SOTHEBY'S NEW YORK ON NOVEMBER 14, 2019, AND "SANS TITRE" (2008), ANOTHER SPOT PAINTING, WHICH SOLD FOR € 980,000 ($1,161,268) AT CHRISTIE'S PARIS ON JUNE 30TH, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[1,2]


$86,300
$86,517
$202,953
$212,374
$258,080
$345,337
$237,011
$433,277
$293,811
$310,292
$403,200
$423,598
$890,410
2/14/2013
6/27/2013
6/4/2015
6/30/2016
3/9/2017
3/7/2018
12/4/2018
10/3/2019
2/13/2020
7/30/2020
11/17/2020
12/8/2022
6/27/2023

Günther Förg (b. 1952, Allgäu, Germany - d. 2013, Freiburg, Germany) was a prolific post-war German artist who critically considered the boundaries of Modernism in his painting, sculpture, and photography. From 1973 to 1979, Förg studied with Karl Fred Dahmen, a member of the Art Informel movement, at the Academy of Fine Arts in Munich. His early career is distinguished by his conceptual interest in the color gray, which formed the basis of his black and gray monochrome series known as his Gitter paintings. In the 1980s, the artist temporarily abandoned painting in favor of photography, capturing significant architectural landmarks like Bauhaus buildings in Tel Aviv and Fascist constructions in Italy in black-and-white. By 1990, Förg had reintroduced painting into his practice and expanded it to include wood, copper, bronze, and lead sculpture. He used the versatility of his new material repertoire to venture into the realm of figuration and created numerous expressionist sculptures of fragmented bodies. Simultaneously, his paintings began to incorporate vibrant colors and gestural hatch marks or grids known as his Gitterbilder (grid paintings). Förg's liberated return to painting defined the remainder of his career, culminating in his series of Spot paintings.







1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Günther Förg with the following criteria: "Spot" paintings on canvas, executed from 2005 to 2010 measuring 30 inches by 30 inches to 70 inches by 70 inches. The set excludes works with horizontal compositions. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 19.7% CAGR implied from selected sales occurring from February 14, 2013, to June 27, 2023.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Günther Förg have a record price compound annual growth rate ("CAGR") of 11.6% from May 8, 1990 to June 30, 2023. This calculation is based on (i) a record price of $38,000 on May 8, 1990, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $1,426,635, the most recent record price as of June 30, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

4. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Günther Förg is 19.9%, which is based on 52 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Günther Förg was November 7, 1990 and ending on the last date a repeat sale occurred for such artist, which in the case of Günther Förg was May 12, 2023. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

5. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Günther Förg has a risk-adjusted appreciation of 1.09. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources.